May 16, 2008

David R. Humphrey
Branch Chief-Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:   Cosi, Inc. Form 10-K for the Year Ended December 31, 2007 (File 000-50052)

Dear Mr. Humphrey:

      Set forth below are our ("Cosi" or the "Company's") responses to the comments of the Staff of the Commission as received by letter dated April 30, 2008 (the "Comment Letter"). The Staff's comments have been reproduced in this letter, and our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7--Liquidity and Capital Resources

Comment 1.  Expand your investing activities paragraph discussion to disclose that you redeemed all of your remaining marketable securities in fiscal 2007, and explain whether this was due primarily to funding your operating loss or cash shortfall during the year. We note from disclosure in Note 1 to the audited financial statements, under "Investments", that all investments matured within one year. Explain why you chose not to renew the investments for additional maturity periods. Please revise in future filings.

      Response: We will expand our discussion in the investing activities paragraph in future filings to better explain the reasons for and use of investment redemptions. We do disclose in the first paragraph of the liquidity section that the decrease in working capital, primarily the decline in cash, cash equivalents and short-term investments, was primarily the result of capital required to build new restaurants, remodel and maintain existing restaurants and to fund the operating loss.

                  As to the comment regarding our disclosure of "Investments" in
            Note 1 to the financial statements, as our various investments matured throughout fiscal 2007, we made the decision to invest available excess cash in investments with shorter maturities, three months or less, which are classified in the financial statements as cash equivalents. The decision was made solely from the standpoint of remaining more liquid as we saw a decline in cash balances year-over-year.

Item 7--Liquidity and Capital Resources

Comment 2.  Disclose whether or not you have available lines of credit, including amounts outstanding, if any, and the repayment terms. Indicate whether or not any of your shareholders, board members, officers, or related parties have agreed to provide you with advances, loans or other financial commitments. We do note your disclosure in Note 12 to the audited financial statements, under "Commitments," that you have standby letters of credit of $0.2 million. Separately, under the heading of "Contractual Obligations" on page 38, describe the nature of the "long-term liabilities" tabular line item; and clarify why the total obligations are substantially less than your long-term liabilities reflected in the balance sheet. Please revise in future filings.

                  Response: We do not have any available lines of credit at the present time and have added that disclosure to our most recent filing of Form 10Q for our 2008 first quarter. The standby letters of credit have been issued through our operating bank and are fully cash collateralized.

                  We have not received and do not have any agreements for
            advances, loans or financial commitments from any shareholder, board member, officer or any other related party.

                  The "long-term liabilities" tabular line item located in the
            "Contractual Obligations" section on page 38, is related to a trademark infringement settlement in the state of Ohio. Under the settlement agreement, we are obligated to pay principal and interest through 2011 totaling $25,000 annually. Only the principal amount of the obligation is reflected in the balance sheet. Inclusion of this item in the "Contractual Obligations" table is to allow for disclosure of the interest component on the obligation as identified in footnote 1 to the table and is also consistent with our disclosure regarding the obligation in the Note 12 to the Consolidated Financial Statements. We will change the description of the line item in future filings from "long-term liabilities" to "long-term debt" and segregate same in the balance sheet to avoid any confusion.

Item 8--Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 43

Comment 3.  We note that you have presented stock-based compensation expense as a separate line item on the face of the financial statement. It is our view that, for income statement purposes, this charge should be presented in the same line(s) as cash compensation paid to the same employees. We would also expect that expense line item (inclusive of stock-based compensation) to be discussed in MD&A. Please refer to SAB Topic 14-F for guidance and revise accordingly. In this regard, please note that you may disclose the stock-based component of the applicable expense line item in a parenthetical note on the face of the income statement. In addition, you may quantify its impact upon the expense line item in your MD&A narrative.

                  Response: We agree with your observation on the presentation of stock-based compensation expense and have revised the presentation in the recent filing on Form 10Q for the first quarter ended March 31, 2008 to include stock-based compensation expense as part of General and Administrative Expenses.

Comment 4.  Your presentation of discontinued operations should be revised to comply with the example provided in paragraph 43 of SFAS 144. Specifically, we would consider impairment losses to constitute a component of the operating loss from discontinued operations, here and in Footnote 4. We will not object if you wish to specifically quantify the amount of impairment charges included within that line item. Please revise accordingly.

                  Response: We agree with your observation regarding the
            presentation of impairment losses from discontinued operations and have revised the financial statement presentation in the recent filing on Form 10Q for the first quarter ended March 31, 2008 to include the impairments of discontinued operations as a component of the total loss from discontinued operations line on the face of the financials and in our footnote disclosure.

Schedule 14A

Executive Compensation Philosophy and Objectives, page 18

Comment 5.  We note the disclosure that the Company currently pays its executives and targets its equity compensation to be competitive with the programs offered by similarly-sized companies in the restaurant industry. In any future filings, please identify the benchmark companies and specify how each element of compensation relates to the information you reviewed. Discuss where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 401(b)(2)(xiv) of Regulation SK.

                  Response: During 2007, the Company did not engage in
            benchmarking of total compensation, or any material element of compensation, of its named executive officers to any specific percentage or range of compensation paid by any benchmark companies. Rather, general restaurant industry compensation data was made available to the Committee, which data (without any specific benchmark thereto) was one of several internal and external factors considered by the Committee in determining compensation of our named executive officers. In any future filing, we will comply with the benchmarking requirements to the extent that we engage in compensation benchmarking by identifying the benchmark companies and specifying how each element of compensation relates to the information reviewed (including, disclosure of where actual payments fall within targeted parameters and, if actual compensation is outside of a targeted range, an explanation as to why).

Components and Analysis of Total Compensation, page 18

Comment 6.  In future filings, please disclose all performance targets that must be achieved in order for your executive officers to earn their annual and long-term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation SK, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specified targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

                  Response: During 2007, the Company did not have specific
            performance targets that were required to be achieved in order for our named executive officers to earn their annual and long-term incentive compensation. Determinations regarding annual and long-term incentive compensation for our named executive officers are made by the Compensation Committee at year-end in its sole discretion based on such factors that it deems appropriate. Factors that may be considered by the Compensation Committee in making determinations regarding annual and long-term incentive compensation include, among others, the Company's actual performance results against its financial and operating plans, the impact of the Company's results on shareholder value, and individual performance; however, named executive officers are not guaranteed any level of annual and long-term incentive compensation, regardless of the Company's or the individual's performance. In any future filing, we will comply with the specific target requirements to the extent relevant and material to our investors by disclosing any performance targets that must be achieved in order for named executive offices to earn their incentive compensation, unless an appropriate basis exists to omit disclosure of specific targets due to competitive harm (in which case, we will include appropriate disclosure regarding the difficulty/likelihood of achieving the undisclosed targets based on specific historical analyses an/or historical bonus practices of the Company).

      Your prompt attention to this response will be appreciated. If you have any questions regarding our responses or if any additional information is needed, please contact me at (847) 597-8803.

Very truly yours,

/s/ William E. Koziel

William E. Koziel
Chief Financial Officer